EXHIBIT 12.1

BROWN-FORMAN CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended April 30										For the Nine Months Ended January 31,
	2013		2014		2015		2016		2017		2018
Earnings available for fixed charges	$907.4		$981.8		$1,037.0		$1,541.5		$999.8		$904.2
Fixed Charges:
Interest incurred	$36.1		$28.6		$29.2		$$45.9		$60.2		$51.0
Portion of rent expense deemed to represent interest factor	7.3		7.8		7.7		7.7		7.5		6.4
Fixed charges	$43.4		$36.4		$36.9		$53.6		$67.7		$57.4
Ratio of earnings to fixed charges	20.9	x	26.9	x	28.1	x	28.8	x	14.8	x	15.7	x